Exhibit 99.1

Forafric Global Announces Letter of Intent to Acquire AL NASR, Establishing the Group’s Defense Pillar

Proposed acquisition would position AL NASR as Forafric Global’s industrial defense platform

Gibraltar – October 7, 2026 – Forafric Global PLC (Nasdaq: AFRI) (“Forafric” or the “Company”) today announced the execution of a letter of intent (“LOI”) for the acquisition of 100% of AL NASR Industries & Systems (“ALIS” or “AL NASR”).

AL NASR is a recently established industrial platform in Morocco, dedicated to developing projects in the defense sector. Its portfolio includes minority stakes in two companies that are developing two defense product manufacturing plants in Morocco. Both companies have been granted a license under Moroccan Law No. 10-20, which permits operating in this highly regulated sector.

A compelling strategic opportunity

The proposed acquisition, when completed, would mark a significant step in Forafric Global’s strategy. It would enable the Company to position itself in a strategic industrial sector, in alignment with Morocco’s efforts to develop a national defense industry.

Proposed transaction terms and next steps

●	Scope: Acquisition of 100% of the share capital of AL NASR.
●	Expected closing: Q4 2026.

AL NASR is controlled by the same ultimate beneficial owner as Forafric Global. The proposed acquisition therefore constitutes a related party transaction.

Completion of the transaction remains subject to, among other factors, the completion of due diligence, the negotiation and execution of definitive agreements, and additional approval by the Company’s Board of Directors based of the final terms. It is also subject to the receipt of any required regulatory approvals and authorizations. There can be no assurance that negotiations will result in a definitive agreement or that the proposed transaction will be completed.

About Forafric Global PLC

Forafric Global PLC (Nasdaq: AFRI) is a company in strategic transition, expanding from its food security roots into Defense and Energy. Following the divestment of a majority stake in its historical Moroccan food business, the Company is refocusing its strategy on Defense. In this sector, it is building a portfolio of projects through investments and partnerships, with the objective of progressively moving from minority to majority positions. Forafric continues to operate in Food Security through its West African operations and is developing selected opportunities in Energy. The Company is committed to disciplined capital allocation and long-term shareholder value.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “propose,” “potential,” “believe,” “expect,” “estimate,” “plan,” “intend,” “will,” “would,” “could,” “should,” “may,” “target” and similar expressions, and include statements regarding the potential acquisition of AL NASR and the timing, terms, conditions and completion of the transaction, the Company’s ongoing strategic refocus, including its plans to pursue opportunities and partnerships in the defense sector and its aim to position itself as a platform for advanced defense and security technologies, and the Company’s future growth and business strategy.

These forward-looking statements are based on the Company’s current expectations and assumptions and are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that could cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. These factors include, among others: the Company’s ability to successfully implement its strategic expansion plan and to develop complementary platforms across defense, energy and food security verticals; the failure to realize the anticipated strategic and financial benefits of anticipated or completed transactions, including the recently completed sale of a controlling interest in Forafric Maroc SA and potential acquisitions of AL NASR and Millcorp Geneva SA; the failure to consummate anticipated or future transactions on favorable terms or at all; changes in commodity prices, foreign currency exchange rates (including the U.S. dollar/Moroccan dirham rate) and interest rates; political, economic, regulatory and tax developments in Morocco, Gibraltar, Switzerland and other jurisdictions in which the Company operates; competitive dynamics in the industries in which the Company operates; the Company’s ability to manage its capital structure and liquidity; and the other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F and subsequent Reports on Form 6-K.

Forward-looking statements speak only as of the date they are made. Except as required by applicable law, the Company undertakes no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events, changes in assumptions or otherwise. Readers are cautioned not to place undue reliance on any forward-looking statement.

Company Contact:

Hayden IR

Brett Maas

Office: 646-536-7331

Brett@haydenir.com